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SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2012
WASH, D.C.
196

SECURITIE [redacted] N
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BB 3/12

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30511

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REVERE SECURITIES CORP.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 EAST 52ND STREET

(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM F. MORENO 212-688-2156

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP

(Name – *if individual, state last, first, middle name*)

757 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM F. MORENO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of REVERE SECURITIES CORP., as of DECEMBER 31, 20 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GREGORY SCOTT WILDEMAN
Notary Public - State of New York
NO. 01WI6243656
Qualified in New York County
My Commission Expires 6/20/15

Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REVERE SECURITIES CORP.

FINANCIAL STATEMENT

Year Ended December 31, 2011

AND
INDEPENDENT AUDITORS' REPORT

INDEX TO FINANCIAL STATEMENT

December 31, 2011

RSSM **ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP**
Certified Public Accountants & Profitability Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Revere Securities Corp.:

We have audited the accompanying statement of financial condition of Revere Securities Corp. as of December 31, 2011 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Revere Securities Corp. as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Rosen Seymour Shapss Martin & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 28, 2012

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

Assets	
Cash and cash equivalents	$ 295,045
Receivable from clearing broker	174,147
Other receivables	78,514
Loans receivable (Note 3)	118,200
Deposit account with clearing broker	250,463
Security, at fair value (Note 4)	-
Furniture and equipment, net of accumulated depreciation (Note 5)	51,737
Deferred income taxes, net of allowance (Note 9)	45,800
Prepaid expenses and other assets	36,684
Total assets	$ 1,050,590
Liabilities and Stockholders' Equity	
Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 92,987
Commissions payable	233,695
Due to parent (Note 6)	9,016
Total liabilities	335,698
Commitments (Note 11)	
Stockholders' equity:	
Common stock (Note 7)	10
Additional paid-in capital	1,106,304
Deficit	(391,422)
Total stockholders' equity	714,892
Total liabilities and stockholders' equity	$ 1,050,590

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Revere Securities Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and an introducing broker registered with the Commodity Futures Trading Commission ("CFTC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company is organized in Florida and has offices in Boca Raton, Boston, and New York City. Revere Capital Advisors LLC (the "parent") is the majority stockholder in the Company.

The Company executes principal and agency transactions in listed and over-the-counter securities and engages in investment advisory services throughout the United States of America. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company does not carry securities accounts for its customers nor does it provide custodial functions related to those securities and claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule.

In addition, the Company earns commissions on negotiating the sale of annuity contracts.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. At December 31, 2011, the Company's uninsured cash balances totaled approximately $51,000.

Securities

Securities are valued at fair market value.

Income Recognition

The Company records security transactions, including commission revenue and expense on a trade-date basis. The Company also earns commissions from the sale of annuity products, investment banking and investment advisory services.

Furniture and Equipment

The Company depreciates furniture and equipment using straight-line methods over the estimated useful lives of the assets. Expenditures which do not extend the useful lives of the related assets are expensed as incurred.

Income Taxes

The Company is subject to U.S. federal and various state and local tax jurisdictions.

FASB ASC 740-10, which is effective for annual financial statements beginning after December 15, 2008, clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. As of December 31, 2011, management has determined that it has no uncertain tax positions that require either recognition or disclosure in the financial statements.

The Company's income tax returns for years 2008 through 2010 are subject to examination by federal, state and local income tax authorities.

3. Loans Receivable

The Company has advanced monies to certain employees as an incentive. The loans are partially secured by commission payable to employees. The loans will be forgiven and included as compensation once the employees meet the length of service requirement set for them by the Company. The balance of loans receivable at December 31, 2011 was $118,200, the secured portion of which was $55,029. Management believes that the employees will meet their terms of service and therefore has not provided an allowance against the loans.

4. Fair Value Measurements

FASB ASC 820-10 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820-10 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodology used for assets measured at fair value.

Warrants to Purchase Shares: Warrants received as part of compensation are classified as available-for-sale and recorded at fair value on a recurring basis. During 2010 and 2011, the Company received warrants to purchase stock, for which there existed no quoted market price. When quoted market prices are unobservable, management uses quotes from independent pricing vendors, when available. Valuations provided by independent pricing vendors are based on significant unobservable inputs, and in those circumstances the Company classifies the fair value measurements of the warrants as Level 3.

Management has been unable to obtain an independent fair value measurement for the warrants, and has recorded these warrants at no value.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2011:

Assets at Fair Value as of December 31, 2011

	Level 1	*Level 2*	*Level 3*	*Total*
Warrants	$ -	$ -	$ -	$ -
Total assets at fair value	$ -	$ -	$ -	$ -

5. Furniture and Equipment

Furniture and equipment consists of:

	Estimated Useful Life – Years	
Furniture	7	$ 30,850
Equipment	5	44,909
		75,759
Less accumulated depreciation		24,022
		$ 51,737

6. Due to Parent

Due to parent represents the balance in the intercompany account at the end of the year. During the year the Company and its parent share various expenses such as rent, shared employees, regulatory and compliance fees and charge each other for their respective shares (see Note 9). At December 31, 2011 the Company owed its parent $9,016.

7. Common Stock

The Company is authorized to issue common shares. As of December 31, 2011, there are three classes of stock as follows:

		Number of Shares		
Class	Par Value	Authorized	Issued	Outstanding
A	.01	10,000	1,000	1,000
B	No par value	500	34	34
C	No par value	200	None	None

Class A shares carry the right to vote on any matter and participate in all dividends payments, exclusive of any other class of shares, until each holder of Class A shares receives a dividend equal to the amount of his or her initial capital contribution to the Company.

Vested Class B shares carry the right to vote on any matter but may not be transferred unless agreed to pursuant to the terms of a stockholder's agreement. Holders of vested Class B shares are entitled to share in dividend payments on equal footing with Class A shares but only after distribution or liquidation preference payments are made to holders of Class A shares.

Class C shares carry no right to vote on any matter, may not be transferred and do not share in regular dividend payments. Holders of Class C shares are entitled to participate in a distribution payment with other stockholders only upon a sale of either all of the issued and outstanding shares of the Company or all or substantially all of the assets of the Company.

8. Employee Benefit Plan

The Company maintains a 401(k) deferred compensation plan covering all eligible employees who elect to participate in the plan. Participating employees contribute a percentage of their compensation, as defined, into the plan, which is limited to an amount allowable under the Internal Revenue Code. The Company, at its discretion, may also make matching contributions, and discretionary profit sharing contributions.

9. Income Taxes

The Company has net operating loss carryforwards totaling approximately $110,000, expiring through 2030. All of these carryforwards will be limited to approximately $14,000 per year due to a change in the majority ownership of the Company during 2009. If the annual limitation is not used in the current year it is accumulated and available for future years.

Realization of the tax benefits from net operating losses is dependent on generating sufficient income in the future to utilize them. Management believes that it is more likely than not that the remaining deferred tax asset will be utilized and therefore no reserve has been recorded.

10. Related Parties

The Company subleases office space in New York City from its parent company on a month-to-month basis at $7,612 a month through July 2011; $9,612 thereafter. The effective date of the agreement is January 1, 2010.

The Company self insures itself and its parent for Errors and Omissions.

The parent provides advisory services to the Company for which the Company is charged an agreed upon fee.

In addition, the Company pays commissions and fees to the parent company where both are involved in fee splitting arrangements.

11. Commitment

Operating Lease

The Company is obligated under an operating lease for office space in Florida which expires on April 30, 2012. The Company is also obligated under an operating lease for office space in Boston which expires on March 31, 2012.

Future minimum lease payments at December 31, 2011 are as follows:

Year Ending December 31,	Minimum Lease Payment
2012	$ 28,550

12. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

The Company is also required to compute its net capital pursuant to regulation 1.17 of the Commodity Future Trading Commission.

As of December 31, 2011, the Company had net capital of $486,402, which was $386,402 in excess of its minimum net capital of $100,000 under both computations.

In addition, the Company's aggregate indebtedness to net capital ratio was .69 to 1.

13. Subsequent Events

The Company has evaluated its subsequent events through February 28, 2012, the date that the accompanying financial statements were available to be issued. The Company has no material subsequent events requiring disclosure.

14. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company's transactions are cleared by another broker-dealer in securities pursuant to a clearance agreement. Although the Company clears its transactions through another broker-dealer in securities, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. At December 31, 2011, substantially all of the securities owned and the amounts due from brokers reflected in the statement of financial condition are positions held at and amounts due from one clearing broker, a large financial institution. The Company is subject to credit risk should this broker be unable to fulfill its obligations.